Prospectus Supplement	Filed pursuant to Rule 424(b)(3) and 424(c)
Registration Statement No. 333-201762

VOLTARI CORPORATION

1,014,982 SHARES OF COMMON STOCK, ISSUABLE UPON EXERCISE OF COMMON STOCK WARRANTS

This prospectus supplement (the “Prospectus Supplement”) amends and supplements our prospectus contained in our Post-Effective Amendment No. 2 to our Registration Statement on Form S-1, effective as of August 14, 2015 (the “Prospectus”), relating to the issuance of 1,014,982 shares of our common stock, par value $0.001 per share, upon the exercise of outstanding warrants, at an exercise price of $6.50 per whole share. We issued these warrants on April 9, 2013 (at the time we became the successor registrant to Motricity, Inc.) in exchange for the warrants to purchase shares of common stock of Motricity issued on October 11, 2012. As a result of a 1-for-10 reverse stock split, and pursuant to the terms of the Warrant Agreement by and between the Company and American Stock Transfer and Trust Company, as Warrant Agent, dated as of October 11, 2012, ten (10) warrants must be exercised to purchase one (1) share of common stock, at a price of $6.50 per whole share. The Company is not required to issue fractions of shares of common stock upon exercise of the warrants. No securities are being offered pursuant to this prospectus other than 1,014,982 shares of our common stock that will be issued upon exercise of such warrants.

This Prospectus Supplement is being filed in order to incorporate into and to include in the Prospectus the information set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2015, which is attached hereto. This Prospectus Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained therein.

Our common stock is currently traded on the Nasdaq Capital Market, under the symbol “VLTC.” On November 11, 2015, the closing sales price of our common stock was $5.98 per share.

Investing in our securities involves substantial risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 4 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 13, 2015.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2015
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number: 333-186564

Voltari Corporation
(Exact name of registrant as specified in its charter)

Delaware	90-0933943
(State of incorporation)	(I.R.S. Employer Identification Number)
601 W. 26th Street, Suite 415
New York, NY 10001
(212) 388-5500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

As of November 11, 2015, there were 8,994,814 shares of the registrant's common stock, par value of $0.001 per share, outstanding.

PART I

Item 1.    Condensed Consolidated Financial Statements.

Voltari Corporation
Condensed Consolidated Balance Sheets
(in thousands, except share data)
(unaudited)

	September 30, 2015	December 31, 2014

Assets
Current assets
Cash and cash equivalents	$2,419	$6,256
Accounts receivable, net of allowance for doubtful accounts of $75 and $109 at September 30, 2015 and December 31, 2014 respectively	637	3,494
Prepaid expenses and other current assets	160	1,533
Total current assets	3,216	11,283
Real estate investments, net	3,629	—
Property and equipment, net	292	667
Other assets	110	380
Total assets	$7,247	$12,330

Liabilities, redeemable preferred stock and stockholders’ deficit
Current liabilities
Accounts payable and accrued expenses	$996	$3,386
Accrued compensation	81	721
Other current liabilities	1,538	1,451
Total current liabilities	2,615	5,558
Revolving note	4	—
Other non-current liabilities	29	29
Total liabilities	2,648	5,587

Commitments and contingencies	—	—

Redeemable preferred stock, $0.001 par value; 1,170,327 and 1,199,643 shares issued and outstanding at September 30, 2015 and December 31, 2014, respectively. Redemption value: $42,887 and $39,950 at September 30, 2015 and December 31, 2014, respectively.	39,753	36,380

Stockholders’ deficit
Common stock, $0.001 par value; 25,000,000 and 625,000,000 shares authorized at September 30, 2015 and December 31, 2014, respectively; 8,994,814 and 4,763,358 shares issued and outstanding at September 30, 2015 and December 31, 2014, respectively	9	5
Additional paid-in capital	563,796	563,643
Accumulated deficit	(599,072)	(593,316)
Accumulated other comprehensive income	113	31
Total stockholders’ deficit	(35,154)	(29,637)
Total liabilities, redeemable preferred stock and stockholders’ deficit	$7,247	$12,330
The accompanying notes are an integral part of these condensed consolidated financial statements.

Voltari Corporation
Condensed Consolidated Statements of Operations
(in thousands, except share data and per share amounts)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Revenue	$8	$—	$8	$—

Operating expenses
General and administrative, excluding depreciation	1,376	1,365	3,866	4,223
Depreciation and amortization	40	50	127	157
Total operating expenses	1,416	1,415	3,993	4,380
Operating loss	(1,408)	(1,415)	(3,985)	(4,380)
Loss from continuing operations before income taxes	(1,408)	(1,415)	(3,985)	(4,380)
Provision for income taxes	—	—	—	—
Net loss from continuing operations	(1,408)	(1,415)	(3,985)	(4,380)
Net income (loss) from discontinued operations	154	(4,077)	(1,771)	(10,973)
Net loss	(1,254)	(5,492)	(5,756)	(15,353)
Accretion of redeemable preferred stock	(183)	(156)	(528)	(449)
Series J redeemable preferred stock dividends	(1,361)	(1,227)	(3,950)	(3,530)
Net loss attributable to common stockholders	$(2,798)	$(6,875)	$(10,234)	$(19,332)

Net loss per share attributable to common stockholders - basic and diluted
Continuing operations	$(0.33)	$(0.60)	$(1.11)	$(1.79)
Discontinued operations	0.02	(0.87)	(0.24)	(2.35)
Total net loss per share attributable to common stockholders	$(0.31)	$(1.47)	$(1.35)	$(4.14)

Weighted-average common shares outstanding – basic and diluted	8,994,814	4,674,079	7,606,313	4,668,826
The accompanying notes are an integral part of these condensed consolidated financial statements.

Voltari Corporation
Condensed Consolidated Statements of Comprehensive Loss
(in thousands)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014

Net loss	$(1,254)	$(5,492)	$(5,756)	$(15,353)
Other comprehensive income (loss):
Foreign currency translation adjustment	57	(3)	82	(55)
Other comprehensive income (loss)	57	(3)	82	(55)
Comprehensive loss	$(1,197)	$(5,495)	$(5,674)	$(15,408)
The accompanying notes are an integral part of these condensed consolidated financial statements.

Voltari Corporation
Condensed Consolidated Statements of Changes in Stockholders’ Deficit
(in thousands, except share data)
(unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income
	Shares	Amount				Total
Balance as of December 31, 2014	4,763,358	$5	$563,643	$(593,316)	$31	$(29,637)
Net loss	—	—	—	(5,756)	—	(5,756)
Sale of common stock	4,300,000	4	4,551			4,555
Other comprehensive income	—	—	—	—	82	82
Redeemable preferred stock dividends	—	—	(3,950)	—	—	(3,950)
Accretion of redeemable preferred stock	—	—	(528)	—	—	(528)
Restricted stock forfeiture	(73,525)	—	—	—	—	—
Common stock options and warrants exercised	4,981	—	22	—	—	22
Stock-based compensation expense	—	—	58	—	—	58
Balance as of September 30, 2015	8,994,814	$9	$563,796	$(599,072)	$113	$(35,154)
The accompanying notes are an integral part of these condensed consolidated financial statements.

Voltari Corporation
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Nine Months Ended
	September 30,
	2015	2014
Cash flows from operating activities:
Net loss	$(5,756)	$(15,353)
Loss from discontinued operations	1,771	10,973
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	127	157
Stock-based compensation expense	87	190
Other non-cash adjustments	4	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	329	(34)
Accounts payable and accrued expenses	273	(994)
Net cash used in operating activities - continuing operations	(3,165)	(5,061)
Net cash used in operating activities - discontinued operations	(1,705)	(6,409)
Net cash used in operating activities	(4,870)	(11,470)

Cash flows from investing activities:
Purchases of real estate	(3,629)	—
Net cash used in investing activities - continuing operations	(3,629)	—
Net cash provided by (used in) investing activities - discontinued operations	280	(1,840)
Net cash used in investing activities	(3,349)	(1,840)

Cash flows from financing activities:
Proceeds from sale of common stock	5,755	—
Rights offering costs	(465)	—
Cash paid for tax withholdings on restricted stock	—	(15)
Proceeds from exercise of common stock options and warrants	22	—
Redemption of Series J preferred stock	(1,012)	—
Net cash provided by (used in) financing activities	4,300	(15)
Effect of exchange rate changes on cash and cash equivalents	82	(55)
Net decrease in cash and cash equivalents	(3,837)	(13,380)
Cash and cash equivalents at beginning of period	6,256	24,514
Cash reclassified to assets held for sale at beginning of period	—	856
Cash and cash equivalents at end of period	$2,419	$11,990
The accompanying notes are an integral part of these condensed consolidated financial statements.

Voltari Corporation
Notes to Condensed Consolidated Financial Statements
(unaudited)

1. Business Description and Basis of Presentation

Business Description
Voltari Corporation (“Voltari” or the “Company”) is in the business of acquiring, financing and leasing commercial real properties. The Company had previously been engaged in the business of providing mobile marketing and advertising solutions to brands, marketers and advertising agencies. In August 2015, we began implementing a transformation plan pursuant to which, among other things, we exited our mobile marketing and advertising business.

Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q for interim financial reporting pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. The condensed consolidated balance sheet as of December 31, 2014 included herein was derived from the audited financial statements as of that date, but does not include all disclosures required by U.S. GAAP.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all normal recurring adjustments which are necessary for a fair statement of the results of the interim period. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the fiscal year ended December 31, 2014 included in our Annual Report on Form 10-K (together with Amendment No. 1 to the 2014 Annual Report on Form 10-K/A, the "10-K"). The results of operations for the three and nine months ended September 30, 2015 are not necessarily indicative of the results to be expected for the full year or for any other period.

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in certain circumstances that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates include those involved in recognition of revenue, the allowance for doubtful accounts receivable, software development costs, valuation of goodwill, valuation of long-lived and intangible assets, provision for income taxes, stock-based compensation, accounting for our redeemable preferred stock, litigation and other loss contingencies. Actual results could differ from those estimates.

Reclassifications
In August, 2015 we began implementing a transformation plan pursuant to which, among other things, we exited from our mobile marketing and advertising business. On May 30, 2014, we completed the sale of our U.S. and Canadian messaging business. Further, on September 1, 2014, we completed the sale of our wireless carrier business in the United Kingdom ("UK"). As a result, these businesses are reported as discontinued operations in the condensed consolidated financial statements for the requisite periods presented in this Quarterly Report on Form 10-Q. See Note 4 - Discontinued Operations for further information.

2. Summary of Significant Accounting Policies

Our significant accounting policies are those that we believe are both important to the portrayal of our financial condition and results of operations.

Significant Accounting Policies - Real Estate Investments
As a result of our entry into the business of acquiring, financing and leasing commercial real properties, we have adopted the following significant accounting policies. Management believes there have been no other material changes to our significant accounting policies discussed in Note 2 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Investments in real estate will be recorded at cost. Improvements and replacements will be capitalized when they extend the useful life of the asset. Costs of repairs and maintenance will be expensed as incurred. The fair value of the tangible assets of an acquired property with an in-place operating lease will be determined by valuing the property as if it were vacant, and the “as-if-vacant” value

Voltari Corporation
Notes to Condensed Consolidated Financial Statements
(unaudited)

will then be allocated to the tangible assets based on the fair value of the tangible assets. The fair value of in-place leases will be determined by considering current market conditions, as well as costs to execute similar leases. The fair value of above- or below-market leases will be recorded based on the present value of the difference between the contractual amount to be paid pursuant to the in-place lease and the Company's estimate of the fair market lease rate for the corresponding in-place lease, measured over the remaining term of the lease, including any below-market fixed-rate renewal options for below-market leases.

Depreciation will be computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land improvements, five years for fixtures and improvements and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests. Capitalized above-market lease values will be amortized as a reduction of rental income over the remaining terms of the respective leases. Capitalized below-market lease values will be amortized as an increase to rental income over the remaining terms of the respective leases and expected below-market renewal option periods. The value of in-place leases, exclusive of the value of above-market and below-market in-place leases, will be amortized to expense over the remaining periods of the respective leases.

Recently Adopted Accounting Pronouncements
In April 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-08, which amends FASB ASC Topic 205, Presentation of Financial Statements and FASB ASC Topic 360, Property, Plant, and Equipment. This standard amends the definition of a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. This guidance became effective on a prospective basis for annual periods beginning on or after December 15, 2014, and interim periods within those years. The Company adopted this standard beginning January 1, 2015. Adoption did not have an impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements
In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU 2015-02 changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. It is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of the adoption of ASU 2015-02 on our consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The new standard requires management to evaluate for each reporting period whether there are conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern and provide related footnote disclosure in certain circumstances. The new standard is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The Company expects to adopt this standard for our annual period ending December 31, 2016 and is currently evaluating the impact of the adoption of the new standard on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The guidance in this ASU supersedes nearly all existing revenue recognition guidance under U.S. GAAP and creates a single, principle-based revenue recognition framework that is codified in a new FASB ASC Topic 606. The core principle of this guidance is for the recognition of revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU No. 2015-14, which established that the new revenue standard is effective for annual reporting periods beginning after December 15, 2017, and interim periods within those years. Early adoption is not permitted. The new standard allows for either full retrospective or modified retrospective adoption. The Company is currently evaluating the transition method that will be elected and the potential effects of the adoption of the new standard on our consolidated financial statements.

3. Real Estate Investments

Voltari Corporation
Notes to Condensed Consolidated Financial Statements
(unaudited)

On September 17, 2015, we, through our wholly owned subsidiary, Voltari Real Estate Holding LLC ("Buyer"), completed the acquisition of a real estate parcel in Long Branch, New Jersey from 160 Brighton Acquisition, LLC (“Seller”) pursuant to the terms of an Agreement for Sale and Purchase, dated August 7, 2015, between Buyer and Seller, for a purchase price of approximately $3.63 million.

The property is subject to a triple net lease with JPMorgan Chase Bank, N.A. ("Chase"), the original term of which expires in June, 2020 (with two, five-year renewal options), pursuant to which Chase is responsible for the payment of basic rent as well as the payment of real estate taxes, maintenance costs, utilities, tenant's insurance and other property related costs. Average annual rental income for the property over the remaining term of the original lease is approximately $203,000. Real estate investments, at cost, have been provisionally allocated pending final valuation of such assets. Acquisition-related costs totaled less than $0.1 million and have been recognized as expense in the three and nine months ended September 30, 2015.

Purchase price has provisionally been allocated as follows (dollars in thousands).

	Useful life	As of
		September 30, 2015
Real Estate Investments, at cost:
Land		$1,454
Building, fixtures and improvements	10 - 40 yrs.	1,780
Total tangible assets		3,234
Total acquired intangibles - in-place leases	57 mos.	395
Total cost of Real Estate Investments		$3,629

4. Discontinued Operations

In August, 2015 we began implementing a transformation plan pursuant to which, among other things, we exited from our mobile marketing and advertising business. On May 30, 2014, we completed the sale of our U.S. and Canadian messaging business. On September 1, 2014, we completed the sale of our UK carrier business. The operations related to the mobile marketing and advertising business, the U.S. and Canadian messaging business as well as our UK carrier business are reported as discontinued operations in the condensed consolidated financial statements for all periods presented.
Discontinued operations on the condensed consolidated statements of operations for the three months ended September 30, 2015 and 2014 is as follows (in thousands):

	Three Months Ended September 30, 2015
	Mobile Marketing & Advertising	U.S. Messaging & Other	Canadian Messaging	UK Carrier	Total
Revenue	$328	$—	$—	$—	$328
Operating (loss) income	(396)	(25)	—	—	(421)
Other income (expense)	575	—	—	—	575
Pre-tax (loss) income	179	(25)	—	—	154
Net (loss) income from discontinued operations	$179	$(25)	$—	$—	$154

Voltari Corporation
Notes to Condensed Consolidated Financial Statements
(unaudited)

	Three Months Ended September 30, 2014
	Mobile Marketing & Advertising	U.S. Messaging & Other	Canadian Messaging	UK Carrier	Total
Revenue	$3,356	$—	$—	$151	$3,507
Operating (loss) income	(3,306)	(593)	30	(41)	(3,910)
Other income	3	30	14	163	210
Pre-tax (loss) income	(3,303)	(563)	44	122	(3,700)
Net (loss) income from discontinued operations	$(3,303)	$(940)	$44	$122	$(4,077)

Discontinued operations on the condensed consolidated statements of operations for the nine months ended September 30, 2015 and 2014 is as follows (in thousands):

	Nine Months Ended September 30, 2015
	Mobile Marketing & Advertising	U.S. Messaging & Other	Canadian Messaging	UK Carrier	Total
Revenue	$3,035	$—	$—	$—	$3,035
Operating loss	(2,378)	(87)	—	—	(2,465)
Other income (expense)	695	(1)	—	—	694
Pre-tax loss	(1,683)	(88)	—	—	(1,771)
Net loss from discontinued operations	$(1,683)	$(88)	$—	$—	$(1,771)

	Nine Months Ended September 30, 2014
	Mobile Marketing & Advertising	U.S. Messaging & Other	Canadian Messaging	UK Carrier	Total
Revenue	$8,316	$371	$451	$797	$9,935
Operating (loss) income	(10,632)	(365)	(84)	285	(10,796)
Other income (expense)	9	113	(85)	163	200
Pre-tax (loss) income	(10,623)	(252)	(169)	448	(10,596)
Net (loss) income from discontinued operations	$(10,623)	$(629)	$(169)	$448	$(10,973)

5. Goodwill and Long-Lived Assets Impairment

Based upon a combination of factors and developments, including continuing operating losses and a sustained decline in our stock price, we had strong indications that our goodwill was likely impaired as of December 2014. In addition, expected changes in use of certain of our capitalized software and other property and equipment required an impairment analysis and resulted in impairment charges which are described in greater detail below.
Long-Lived Assets
As a result of termination of our Seattle datacenter operations in the first quarter of 2015 and planned changes in the use of assets consistent with efforts to reduce operating costs, we determined our property and equipment, including capitalized software, as well as intangible assets, were impaired in the fourth quarter of 2014. Certain capitalized software and other long-lived assets classified as property and equipment, net, are no longer used in our operations and carrying value of those assets exceeds the expected net sales proceeds. We have consequently recognized impairment charges of $3.9 million in the fourth quarter of 2014, including $3.8 million related to capitalized software costs.

Voltari Corporation
Notes to Condensed Consolidated Financial Statements
(unaudited)

Goodwill
As a result of continuing operating losses, a sustained decline in our stock price, a discounted cash flow analysis and market value analysis, we determined there was not sufficient value to support the carrying value of the reporting unit's goodwill. Consequently, we recorded a $2.4 million goodwill impairment charge in the fourth quarter of 2014.

6. Restructuring

On August 6, 2015, we committed to and began implementing a transformation plan pursuant to which, among other things, we exited the mobile marketing and advertising business and entered into the business of acquiring, financing and leasing commercial real estate properties.
In connection with the implementation of our transformation plan, we could incur total costs ranging from $0.6 million to $1.4 million. Included in this estimate are severance and other workforce reduction costs of approximately $0.3 million and costs associated with our exit from the mobile marketing and advertising business, consisting primarily of lease termination and other costs ranging from approximately $0.3 million to $1.1 million in connection with exiting our office space in New York, Chicago and Los Angeles. Costs of our transformation plan are expected to be incurred primarily during 2015 and include non-cash impairment charges of $0.2 million, relating primarily to our leasehold improvements and furniture and fixtures in our New York office. Restructuring costs related to our exit from the mobile marketing and advertising business of $0.1 million have been incurred during the nine months ended September 30, 2015 and are included in net loss from discontinued operations.
In the first quarter of 2015, we significantly reduced the size of our engineering department and terminated operations at our Seattle Data Center as part of an effort to reduce our operating expenses, particularly the cost of research and development and advertising delivery. As a result of these restructuring plans, we incurred $0.7 million of restructuring charges during the nine months ended September 30, 2015, primarily related to vendor contract termination costs, termination benefits associated with the elimination of redundant functions and positions and rental cost related to closed facilities.
Restructuring costs are included in net loss from discontinued operations.

7. Revolving Note

On August 7, 2015, we (as borrower) and Koala Holding LP (as lender), an affiliate of Carl C. Icahn, our controlling stockholder (“Koala”), entered into a revolving note (the “Note”). Pursuant to the Note, Koala made available to us a revolving loan facility of up to $10 million in aggregate principal amount. Borrowings under the Note will bear interest at a rate equal to the greater of the LIBOR rate plus 350 basis points, per annum, and 3.75%, per annum. The Note also includes a fee of 0.25%, per annum, on undrawn amounts and matures on the earliest of (i) December 31, 2017, (ii) the date on which any financing transaction, whether debt or equity, is consummated by us (or our successors and assigns) with net proceeds in an amount equal to or greater than $10 million, and (iii) at our option, a date selected by us that is earlier than December 31, 2017. Subject to the terms and conditions of the Note, we may repay all or any portion of the amounts outstanding under the Note at any time without premium or penalty, and any amounts so repaid will, until the maturity date, be available for re-borrowing. As collateral for the Note, we have pledged and granted to Koala a lien on our limited liability company interest in Voltari Real Estate Holding LLC. No borrowings were outstanding under the Note at September 30, 2015.

8. Redeemable Preferred Stock

Upon completion of our rights offering in October 2012, we issued 1,199,643 shares of 13% Redeemable Series J Preferred Stock (the "Series J preferred stock") and, after giving effect to the one-for-ten reverse stock split that took effect in April 2013, warrants to acquire 1,014,982 common shares. Net proceeds from the rights offering of approximately $27.8 million were allocated between Series J preferred stock and common stock warrants based on their estimated relative fair market values at the date of issuance. The portion of the net proceeds from the rights offering attributable to the Series J preferred stock was determined to be approximately $26.4 million. The difference between the carrying value of the Series J preferred stock and its liquidation value is being accreted over an anticipated redemption period of five years using the effective interest method. The shares of Series J preferred stock have limited voting rights and are not convertible into shares of our common stock or any other series or class of our capital stock.

Voltari Corporation
Notes to Condensed Consolidated Financial Statements
(unaudited)

Holders of the Series J preferred stock are entitled to an annual dividend of 13%, which is payable in cash or in-kind at our discretion, on a quarterly basis. To date, we have elected to pay all quarterly dividend payments on our Series J preferred stock, in the cumulative amount of $12.3 million, in-kind rather than in cash. Accordingly, we have increased the carrying value of our Series J preferred stock for the amount of the paid in-kind dividend payments. Dividends on the Series J preferred stock and the accretion increase the amount of net loss that is attributable to common stockholders and are presented as separate amounts on the condensed consolidated statements of operations.

Our Series J preferred stock has a preference upon dissolution, liquidation or winding up of the Company in respect of assets available for distribution to stockholders. The liquidation preference of the Series J preferred stock is initially $25 per share. If the quarterly cash dividends on the Series J preferred stock are not paid, which has been the case to date, the liquidation preference is adjusted and increased quarterly (i) until October 11, 2017, by an amount equal to 3.25% of the liquidation preference per share, as in effect at such time and (ii) thereafter by an amount equal to 3.5% of the liquidation preference per share, as in effect at such time. The quarterly accretion will continue until the shares are redeemed, or until the Company's affairs are liquidated, dissolved or wound-up.

Our Series J preferred stock contains certain redemption features and is classified as mezzanine equity on our condensed consolidated balance sheets at September 30, 2015 and December 31, 2014 since the shares are (i) redeemable at the option of the holder upon the occurrence of certain events and (ii) have conditions for redemption which are not solely within our control. Our Series J preferred stock is redeemable at the option of the holder if the Company undergoes a change in control, which includes a person becoming a beneficial owner of securities representing at least 50% of the voting power of our company, a sale of substantially all of our assets, and certain business combinations and mergers which cause a change in 20% or more of the voting power of our company, and if we experience an ownership change (within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended), which results in a substantial limitation on our ability to use our net operating losses and related tax benefits.

As of September 30, 2015, our Series J preferred stock has an aggregate redemption value of approximately $42.9 million, including paid in-kind dividends of $12.3 million and accrued dividends of $1.4 million which are included within Other current liabilities on our condensed consolidated balance sheet. We recorded accretion associated with our Series J preferred stock of $0.2 million and $0.5 million for the three and nine months ended September 30, 2015, respectively, and $0.2 million and $0.4 million for the three and nine months ended September 30, 2014, respectively.

In connection with the closing of our rights offering on March 30, 2015 (See Note 9 - Rights Offering), entities affiliated with Mr. Carl C. Icahn, our largest shareholder, became the owner of approximately 52.3% of our common stock, which resulted in a change of control of the Company. This constituted a redemption event pursuant to the terms and conditions of the Series J preferred stock, and as a result each holder of shares of Series J preferred stock had the right to require the Company to redeem all or a portion of such holder’s shares of Series J preferred stock. Entities affiliated with Mr. Carl C. Icahn waived their option to redeem Series J preferred stock in connection with the change in control resulting from the completion of the rights offering that closed on March 30, 2015. On April 13, 2015 we redeemed 29,316 shares of Series J preferred stock for approximately $1.0 million in cash from holders not affiliated with Mr. Carl C. Icahn. As of September 30, 2015 entities affiliated with Mr. Carl C. Icahn own approximately 97.9% of our Series J preferred stock and approximately 52.7% of our common stock.

9. Rights Offering

On February 27, 2015, we commenced a rights offering of up to an aggregate of 4,300,000 shares of our common stock. Under the terms of the rights offering, we distributed to stockholders of record at the close of business on February 13, 2015 transferable subscription rights to purchase 0.9027 shares of common stock for every share of common stock owned on such date.

The rights offering was fully subscribed and closed on March 30, 2015. We received approximately $4.6 million in net proceeds from the rights offering, including approximately 96% from entities affiliated with Mr. Carl C. Icahn. Prepaid expenses and other current assets at December 31, 2014 included costs related to the rights offering of $0.7 million, which have been charged against the proceeds of the offering.

Following the completion of the rights offering on March 30, 2015, entities affiliated with Mr. Carl C. Icahn, the Company’s largest stockholder, became the owner of approximately 52.3% of our common stock. Entities affiliated with Mr. Icahn also own warrants to

Voltari Corporation
Notes to Condensed Consolidated Financial Statements
(unaudited)

purchase an additional 9.7% of our common stock, which warrants are currently unexercisable by Mr. Icahn and such affiliated entities.

10. Amended and Restated Certificate of Incorporation
Effective September 16, 2015, the Company filed a certificate of amendment to the Amended and Restated Certificate of Incorporation of Voltari Corporation in order to reduce the number of shares of capital stock the Company is authorized to issue from 975 million, consisting of 625 million shares of Common Stock and 350 million shares of Preferred Stock, each with a par value of $0.001 per share, to 30 million, consisting of 25 million shares of Common Stock and 5 million shares of Preferred Stock, each with a par value of $0.001 per share.

11. Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the applicable period. Diluted net loss per share attributable to common stockholders includes the effects of any warrants, options and other potentially dilutive securities outstanding during the period. For the periods presented, there were no potentially dilutive securities outstanding, therefore basic and diluted net loss per share attributable to common stockholders are equal. The following table presents the outstanding antidilutive securities excluded from the calculation of net loss per share attributable to common stockholders:

	September 30,
	2015	2014
Common stock issuable upon exercise of Warrants	1,014,958	1,192,077
Options to purchase common stock	41,150	255,385
Restricted stock	—	73,858
Total securities excluded from net loss per share attributable to common stockholders	1,056,108	1,521,320

On August 20, 2015, each member of the Board of Directors of the Company agreed to forfeit 14,705 shares of restricted common stock of the Company (in aggregate 73,525 shares), constituting all of the shares awarded to each such director in August 2014 in connection with service as a director of the Company.

12. Commitments and Contingencies

Legal Proceedings
Putative Securities Class Action. We previously announced that Joe Callan filed a putative securities class action complaint in the U.S. District Court, Western District of Washington at Seattle on behalf of all persons who purchased or otherwise acquired common stock of Motricity between June 18, 2010 and August 9, 2011 or in Motricity’s initial public offering. Motricity, which was our predecessor registrant, is now our wholly-owned subsidiary and has changed its name to Voltari Operating Corp. The defendants in the case were Motricity, certain of our current and former directors and officers, including Ryan K. Wuerch, James R. Smith, Jr., Allyn P. Hebner, James N. Ryan, Jeffrey A. Bowden, Hunter C. Gary, Brett Icahn, Lady Barbara Judge CBE, Suzanne H. King, Brian V. Turner; and the underwriters in Motricity’s initial public offering, including J.P. Morgan Securities, Inc., Goldman, Sachs & Co., Deutsche Bank Securities Inc., RBC Capital Markets Corporation, Robert W. Baird & Co Incorporated, Needham & Company, LLC and Pacific Crest Securities LLC. The complaint alleged violations under Sections 11 and 15 of the Securities Act of 1933, as amended, (the “Securities Act”) and Section 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by all defendants and under Section 10(b) of the Exchange Act by Motricity and those of our former and current officers who are named as defendants. The complaint sought, inter alia, damages, including interest and plaintiff’s costs and rescission. A second putative securities class action complaint was filed by Mark Couch in October 2011 in the same court, also related to alleged violations under Sections 11 and 15 of the Securities Act, and Sections 10(b) and 20(a) of the Exchange Act. On November 7, 2011, the class actions were consolidated, and lead plaintiffs were appointed pursuant to the Private Securities Litigation Reform Act. On December 16, 2011, plaintiffs filed a consolidated complaint which added a claim under Section 12 of the Securities Act to its allegations of violations of the securities laws and extended the putative class period from August 9, 2011 to November 14,

Voltari Corporation
Notes to Condensed Consolidated Financial Statements
(unaudited)

2011. The plaintiffs filed an amended complaint on May 11, 2012 and a second amended complaint on July 11, 2012. On August 1, 2012, we filed a motion to dismiss the second amended complaint, which was granted on January 17, 2013. A third amended complaint was filed on April 17, 2013. On May 30, 2013, we filed a motion to dismiss the third amended complaint, which was granted by the Court on October 1, 2013. On October 31, 2013, the plaintiffs filed a notice of appeal of the dismissal to the United States Court of Appeals for the Ninth Circuit. On April 25, 2014, the plaintiffs filed their opening appellate brief and on July 24, 2014 we filed our answering brief.
From time to time, we are subject to claims in legal proceedings arising in the normal course of business. We do not believe that we are currently party to any pending legal action that could reasonably be expected to have a material adverse effect on our business, financial condition, results of operations or cash flows.
Item 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with our condensed consolidated financial statements included elsewhere herein.

Forward-Looking Statements
Some of the statements contained in this Quarterly Report on Form 10-Q, including this Management’s Discussion and Analysis of Financial Condition and Results of Operations and Part II, Item 1A—Risk Factors, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 12E of the Securities Exchange Act of 1934, as amended, regarding our plans, objectives, expectations and intentions. Such statements include, without limitation, any statements regarding our transformation plan, our exit from the mobile marketing and advertising business and our entry into the real estate investment business, any statements regarding our ability to generate profits, any statements regarding various estimates we have made in preparing our financial statements, statements that refer to projections of our future operating performance, statements regarding any pro forma financial information we present, the sufficiency of our capital resources to meet our cash needs, the exit from or disposition of certain of our businesses, and the potential costs associated therewith, and the anticipated growth and trends in our businesses. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated.

Risks and uncertainties that could adversely affect our business and prospects include without limitation:

•	any financial or other information included herein (including pro forma financial information) based upon or otherwise incorporating judgments or estimates based upon future performance or events;

•	our ability to raise additional capital or generate the cash necessary to continue and expand our operations;

•	our ability to raise additional capital or generate the cash necessary to fund the liquidation preference on, or redeem, our Series J preferred stock if required to do so;

•	our ability to protect and make use of our substantial net operating loss carryforwards;

•	our ability to implement our transformation plan;

•	our ability to compete in the highly competitive real estate investment industry;

•	the impact of government regulation, legal requirements or industry standards relating to commercial real estate;

•	our limited experience acquiring and managing commercial real properties;

•	our ability to execute real estate acquisitions;

•	risks generally associated with the commercial real estate investment business;

•	our ability to meet the criteria required to remain listed on NASDAQ;

•	the ongoing benefits and risks related to our relationship with Mr. Carl Icahn, our principal beneficial stockholder and principal lender, through certain of his affiliates; and

•	the impact and costs and expenses of any litigation we may be subject to now or in the future.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. Our actual results could be different from the results described in or anticipated by our forward-looking statements due to the inherent uncertainty of estimates, forecasts, projections and pro forma financial information, and may be materially better or worse than anticipated. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements represent our estimates and assumptions only as of the date of this report. We expressly disclaim any duty to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, in order to reflect changes in circumstances or expectations or the occurrence of unanticipated events except to the extent required by applicable securities laws. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed above, as well as the risks and uncertainties discussed in Part II, Item 1A - Risk Factors in this Quarterly Report on Form 10-Q and in Part I, Item 1A - Risk Factors of our Annual Report on Form 10-K, as amended by Form 10-K/A, for the fiscal year ended December 31, 2014. We qualify all of our forward-looking statements by these cautionary statements. We caution you that these risks are not exhaustive. We operate in a continually changing business environment and new risks emerge from time to time.

Recent Developments & Transformation Plan
In August 2015, Voltari Corporation (“we", “us”, “Voltari” or the “Company”) committed to and began implementing a transformation plan pursuant to which, among other things, we exited our mobile marketing and advertising business and entered into the business of acquiring, financing and leasing commercial real estate properties. The Company intends to lease such properties pursuant to so-called “double net” or “triple net” leases. The Company has significantly reduced its workforce in connection with its transformation plan.

The Board decided to implement the transformation plan following its review of the Company's efforts to realign its strategic path and management's analysis of the Company's mobile marketing and advertising business. As previously disclosed, we have undergone significant changes over the past two years. Prior to July 1, 2013, most of our revenue was derived from providing hosting services to wireless carriers. Starting in 2012, we began our exit from most of our international carrier business and, on June 30, 2013, concluded our U.S. carrier business. On October 31, 2013, we completed the sale of our Gen5 business. On May 30, 2014, we completed the sale of our U.S. and Canadian messaging business. Further, on September 1, 2014, we completed the sale of our wireless carrier business in the UK.

In connection with our efforts to realign our strategic path, we shifted our focus to the mobile marketing and advertising business and continued to reduce our cost structure. We implemented various cost reduction measures, including reductions in our workforce and a restructuring of our facilities and data centers. Further, in January of 2015, we significantly reduced the size of our engineering staff and terminated operations at our Seattle Data Center as part of our ongoing efforts to reduce our operating expenses, particularly the cost of research and development and the delivery of advertising.

Beginning in late May 2015, the Board undertook a review of the Company’s prospects, cost-cutting efforts and strategic alternatives. As part of its review, the Board considered alternative businesses the Company could enter into that would preserve the Company’s assets and maximize shareholder value. Based on its assessment of the Company’s prospects and cost structure including, among other factors, the Company’s performance during the three and six month periods ended June 30, 2015, recent forecasts provided by management, input from an independent consultant, and potential strategic alternatives available to the Company, the Board concluded that our cost-cutting efforts had not kept pace with our declining revenue, that our forecasted cash burn and revenue potential were unsatisfactory and that effecting the transformation plan by exiting the mobile marketing and advertising business and entering into the real estate investment business was in the best interests of the Company’s stockholders. The Board believes that, if successfully implemented, the Company can significantly decrease its operating costs and cash burn and, over time, generate profits from the transformation plan.

In addition to our entry into the real estate investment business as described above, the Company intends to explore additional strategic opportunities from time to time, which may include opportunities with respect to its intellectual property, investments in various industries or acquisitions.

Cost Reductions and Material Charges — In connection with the implementation of our transformation plan, we could incur total costs ranging from $0.6 million to $1.4 million. Included in this estimate are severance and other workforce reduction costs of approximately $0.3 million and costs associated with our exit from the mobile marketing and advertising business, consisting primarily of lease termination and other costs ranging from approximately $0.3 million to $1.1 million in connection with exiting our office space in New York, Chicago and Los Angeles.
Costs of our transformation plan are expected to be incurred primarily during 2015 and include non-cash impairment charges of $0.2 million, relating primarily to our leasehold improvements and furniture and fixtures in our New York office.
Real Property Acquisition—In connection with the execution of our transformation plan, on September 17, 2015, we acquired a real estate parcel in Long Branch, New Jersey. The property is subject to a triple net lease with JPMorgan Chase Bank, N.A. ("Chase"), the original term of which expires in June, 2020 (with two, five-year renewal options), pursuant to which Chase is responsible for the payment of basic rent as well as the payment of real estate taxes, maintenance costs, utilities, tenant's insurance and other property related costs. Refer to http://investor.shareholder.com/jpmorganchase/sec.cfm for the financial statements of the tenant. The purchase price was approximately $3.63 million and average annual rental income for the property over the remaining term of the original lease is approximately $203,000.

Revolving Note—On August 7, 2015, we (as borrower) and Koala Holding LP (as lender), an affiliate of Carl C. Icahn, the Company’s controlling stockholder (“Koala”), entered into a revolving note (the “Note”). The Company sought and received the Note to, in part, allay potential concerns regarding the Company’s ability to invest in and execute its transformation plan while retaining cash levels sufficient to fund its ongoing operations. There are no limitations on the use of proceeds under the Note. The Company currently intends to use this funding to facilitate the acquisition of additional commercial real estate properties as it executes its transformation plan, as well as for operating expenses and working capital purposes.

Our Board formed a special committee of independent directors (the “Special Committee”) to negotiate the structure and terms of the Note. The Special Committee consisted of James L. Nelson and Jay A. Firestone. In connection with its negotiation of the structure and terms of the Note, the Special Committee retained and received advice from its own legal counsel as well as an independent financial advisor. The Special Committee received an opinion from its independent financial advisor that the financial terms of the Note are fair, from a financial point of view, to us. The Special Committee approved the terms and conditions of, and our entry into, the Note.

Pursuant to the Note, Koala made available to the Company a revolving loan facility of up to $10,000,000 in aggregate principal amount. Borrowings under the Note will bear interest at a rate equal to the greater of the LIBOR rate plus 350 basis points, per annum, and 3.75%, per annum. The Note also includes a fee of 0.25%, per annum, on undrawn amounts and matures on the earliest of (i) December 31, 2017, (ii) the date on which any financing transaction, whether debt or equity, is consummated by the Company (or its successors and assigns) with net proceeds in an amount equal to or greater than $10 million, and (iii) at the Company’s option, a date selected by the Company that is earlier than December 31, 2017.

If an event of default exists, the Note will bear interest at a default rate equal to the greater of the LIBOR Rate plus 450 basis points, per annum, and 4.75%, per annum. Subject to the terms and conditions of the Note, the Company may repay all or any portion of the amounts outstanding under the Note at any time without premium or penalty, and any amounts so repaid will, until the maturity date, be available for re-borrowing. As collateral for the Note, the Company has pledged and granted to Koala a lien on the Company’s limited liability company interest in Voltari Real Estate Holding LLC. No borrowings were outstanding under the Note at September 30, 2015.

Other Recent Developments
Rights offering—On February 27, 2015, we commenced a rights offering of up to an aggregate of 4,300,000 shares of our common stock. Under the terms of the rights offering, we distributed to stockholders of record at the close of business on February 13, 2015 transferable subscription rights to purchase 0.9027 shares of common stock for every share of common stock owned on the record date. The rights offering included an over-subscription privilege, which permitted each subscriber that exercised its basic subscription right in full the option to purchase additional shares of common stock that remained unsubscribed at the expiration of the offering.

The rights offering was fully subscribed and closed on March 30, 2015. We received approximately $4.6 million in net proceeds from the rights offering and we intend to use these proceeds for general corporate and working capital purposes. Following the completion of the rights offering on March 30, 2015, entities affiliated with Mr. Carl C. Icahn, the Company’s largest stockholder, became the owner of approximately 52.3% of our common stock. Entities affiliated with Mr. Icahn also own warrants to purchase an additional 9.7% of our common stock, which warrants are currently unexercisable by Mr. Icahn and such affiliated entities.

Series J Preferred Stock—The March 30, 2015 acquisition of common stock by entities affiliated with Mr. Carl C. Icahn in the rights offering resulted in a change of control of the Company, which triggered a redemption event pursuant to the terms of the Company's 13% Redeemable Series J Preferred Stock, par value $0.001 per share (the "Series J preferred stock"), and as a result each holder of shares of Series J preferred stock had the right to require the Company to redeem all or a portion of such holder’s shares of Series J preferred stock. Entities affiliated with Mr. Carl C. Icahn waived their option to redeem Series J preferred stock in connection with the change in control resulting from the completion of the rights offering on March 30, 2015. On April 13, 2015 we redeemed 29,316 shares of Series J preferred stock for approximately $1.0 million in cash from holders not affiliated with Mr. Carl C. Icahn. Following the April 13, 2015 redemption of Series J preferred stock, entities affiliated with Mr. Carl C. Icahn became the owner of approximately 97.9% of our Series J preferred stock.

Regained Compliance with NASDAQ Continued Listing Requirements—Our common stock is currently listed on the NASDAQ Capital Market. On May 22, 2014, we received a letter from the NASDAQ Stock Market LLC (“NASDAQ”) advising that we did not meet the minimum $2.5 million stockholders’ equity value requirement for continued listing on the NASDAQ Capital Market and we did not satisfy the alternative requirements for continued listing based on market value of listed securities or net income from continuing operations pursuant to applicable NASDAQ Marketplace Rules. The NASDAQ Listing Qualifications Panel granted us an extension of time until May 18, 2015 to regain compliance with the minimum stockholders' equity value requirements. On April 22, 2015 we received written notice from NASDAQ notifying us that we had regained compliance with the applicable NASDAQ Marketplace Rules based on the market value of listed securities being greater than $35 million for 10 consecutive trading days.

On March 17, 2015, we received written notice from NASDAQ notifying us that for the preceding 30 consecutive business days, our common stock did not maintain a minimum closing bid price of $1.00 per share, as required by NASDAQ Listing Rule 5550(a)(2). NASDAQ stated in its letter that in accordance with the NASDAQ Listing Rules, we would be provided 180 calendar days, or until September 14, 2015, to regain compliance with the minimum bid price requirement. On April 15, 2015, we received written notice from NASDAQ notifying us that for the preceding 10 consecutive business days the closing bid price of the Company's common stock had been $1.00 per share or greater. Accordingly, NASDAQ determined that the Company had regained compliance with NASDAQ Listing Rule 5550(a)(2).

Having regained compliance with these rules, we are now in compliance with all applicable requirements for continued listing on the NASDAQ Capital Market. We cannot assure that we will remain in compliance with all applicable requirements for continued listing on the NASDAQ Capital Market.

Results of Operations
In August, 2015 we began implementing a transformation plan pursuant to which, among other things, we exited our mobile marketing and advertising business. On May 30, 2014, we completed the sale of our messaging business in the U.S. and Canada. Further, on September 1, 2014, we completed the sale of our wireless carrier business in the UK. As a result, these businesses are reported as discontinued operations in the condensed consolidated financial statements for the requisite periods presented in this Quarterly Report on Form 10-Q. See discussion of net (loss) income from discontinued operations below and Note 4 - Discontinued Operations to our condensed consolidated financial statements for more information.

Our continuing operations for the three and nine months ended September 30, 2015 consist of revenues and expense related to commercial real estate operations which commenced in August 2015, as well as general and administrative costs, depreciation and amortization which are not directly attributable to discontinued operations. Continuing operations includes all personnel and facilities costs related to executive management, finance and accounting, human resources and other general corporate staff as well as all legal and other professional fees, insurance and other costs not directly attributable to the mobile marketing and advertising business or our other discontinued operations.

Total revenue
Commercial real estate operations commenced in August 2015. Revenue from continuing operations for the three months ended September 30, 2015 , which was not significant, consists of our pro rata share of rental income from property acquired on September 17, 2015.

Operating expenses

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2015	2014	$ Change	2015	2014	$ Change
	(Dollars in thousands)
General and administrative *	1,376	1,365	11	3,866	4,223	(357)
Depreciation and amortization	40	50	(10)	127	157	(30)
Total operating expenses	$1,416	$1,415	$1	$3,993	$4,380	$(387)
    * excluding depreciation

General and administrative, excluding depreciation
For the three months ended September 30, 2015, general and administrative expense, excluding depreciation, approximated the amount for the three months ended September 30, 2014, due to:

•
$0.2 million decrease in personnel costs, resulting from January 2015 staff reductions, as well as staff reductions in connection with executing our transformation plan in August 2015; partially offset by

•	$0.2 million increase in legal and professional fees, resulting from executing our transformation plan and acquisition of real estate in the third quarter of 2015.
For the nine months ended September 30, 2015, general and administrative expense, excluding depreciation, decreased $0.4 million compared to the nine months ended September 30, 2014. This decrease was primarily due to:

•	$0.3 million decrease in personnel costs, resulting from January 2015 staff reductions, as well as staff reductions in connection with executing our transformation plan in August 2015; and

•	$0.1 million decrease in professional fees, primarily from reduced use of contractors in 2015.
Depreciation and amortization
Depreciation and amortization expense for the three and nine months ended September 30, 2015 and 2014 relates primarily to general office computer equipment, furniture, computer software and leasehold improvements related to the New York City office and not directly related to the mobile advertising and marketing business.
For the three and nine months ended September 30, 2015, depreciation and amortization expense decreased less than $0.1 million from the comparable periods in 2014 as a result of assets reaching the end of their depreciable life. Depreciation and amortization related to real estate acquired on September 17, 2015 was not significant for the three and nine months ended September 30, 2015.

Net income (loss) from discontinued operations

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2015	2014	$ Change	2015	2014	$ Change
	(Dollars in thousands)
Net income (loss) from discontinued operations	$154	$(4,077)	$4,231	$(1,771)	$(10,973)	$9,202

Results of operations for our mobile marketing and advertising business, which terminated in August 2015, are included in discontinued operations for all periods presented. Results from discontinued operations for the three and nine months ended September 30, 2015 also reflect residual charges related to operations discontinued in 2014 and prior years. Net loss from discontinued operations for the three and nine months ended September 30, 2014 includes operating income generated by the UK carrier business, offset by operating loss related to the U.S. and Canadian messaging businesses. See Note 4 - Discontinued Operations to our condensed consolidated financial statements for more information.

For the three months ended September 30, 2015, discontinued operations reflected net income of $0.2 million compared to a net loss of $4.1 million for the three months ended September 30, 2014. This change in results from discontinued operations is due primarily to:

•	$2.4 million decrease related to product development and network operations, which were substantially curtailed in the first quarter of 2015, resulting in lower expense;

•	$1.9 million decrease in direct third party expenses resulting from our exit from the mobile marketing and advertising business;

•
$1.1 million decrease in sales and marketing expense, resulting from lower 2015 marketing expenses following discontinued product development, 2015 staff turnover, as well as staff reductions in connection with executing our transformation plan in August 2015;

•	$1.0 million decrease in depreciation and amortization expense following asset impairment and disposal of assets related to curtailment of data center operations in the first quarter of 2015;

•
$1.4 million reduction in general and administrative, other income and expense, primarily related to restructuring in the first quarter of 2015 and executing our transformation plan in August 2015; partially offset by:

•	$3.2 million lower revenue, resulting from our exit from the mobile marketing and advertising business;

•	State excise tax refund of $0.4 million recognized in the quarter ended September 30, 2015.

For the nine months ended September 30, 2015, the net loss from discontinued operations decreased $9.2 million compared to the nine months ended September 30, 2014. This decrease was primarily due to:

•	$5.8 million decrease related to product development and network operations, which were substantially curtailed in the first quarter of 2015, resulting in lower expense;

•	$3.7 million decrease in direct third party expenses resulting from our exit from the mobile marketing and advertising business;

•
$2.2 million decrease in sales and marketing expense, resulting from lower 2015 marketing expenses, 2015 staff turnover, as well as staff reductions in connection with executing our transformation plan in August 2015;

•	$3.1 million decrease in depreciation and amortization expense following asset impairment and disposal of assets related to curtailment of data center operations in the first quarter of 2015;

•
$1.7 million reduction in general and administrative, other income and expense, primarily related to restructuring in the first quarter of 2015 and executing our transformation plan in August 2015; partially offset by:

•	$6.9 million lower revenue, resulting from our exit from the mobile marketing and advertising business;

•	State excise tax refund of $0.4 million recognized in quarter ended September 30, 2015.
Net loss

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2015	2014	$ Change	2015	2014	$ Change
	(Dollars in thousands)
Net loss	$(1,254)	$(5,492)	$4,238	$(5,756)	$(15,353)	$9,597
For the three months ended September 30, 2015, net loss was $1.3 million, compared to net loss of $5.5 million for the three months ended September 30, 2014. The $4.2 million improvement in net loss is primarily due to transition from a loss to income from discontinued operations in the third quarter of 2015.
For the nine months ended September 30, 2015, net loss was $5.8 million, compared to net loss of $15.4 million for the nine months ended September 30, 2014. The $9.6 million improvement in net loss is primarily due to:

•	$0.3 million decrease in personnel costs, resulting from January 2015 staff reductions, as well as staff reductions in connection with executing our transformation plan in August 2015;

•	$0.1 million decrease in professional fees, primarily from reduced use of contractors in 2015; and,

•	Decreased loss from discontinued operations of $9.2 million.

Liquidity and Capital Resources
General
Our principal needs for liquidity have been to fund operating losses, working capital requirements, capital expenditures, debt service, restructuring expenses, international activity, acquisitions and integration. Our principal source of liquidity as of September 30, 2015 consisted of cash and cash equivalents of approximately $2.4 million.

On August 7, 2015, we (as borrower) and Koala Holding LP (as lender), an affiliate of Carl C. Icahn, our controlling stockholder (“Koala”), entered into a revolving note (the “Note”). Pursuant to the Note, Koala made available to us a revolving loan facility of up to$10 million in aggregate principal amount. Borrowings under the Note will bear interest at a rate equal to the greater of the LIBOR rate plus 350 basis points, per annum, and 3.75%, per annum. The Note also includes a fee of 0.25%, per annum, on undrawn amounts and matures on the earliest of (i) December 31, 2017, (ii) the date on which any financing transaction, whether debt or equity, is consummated by us (or our successors and assigns) with net proceeds in an amount equal to or greater than $10 million, and (iii) at our option, a date selected by us that is earlier than December 31, 2017. Subject to the terms and conditions of the Note, we may repay all or any portion of the amounts outstanding under the Note at any time without premium or penalty, and any amounts so repaid will, until the maturity date, be available for re-borrowing. As collateral for the Note, we have pledged and granted to Koala a lien on our limited liability company interest in Voltari Real Estate Holding LLC. No borrowings were outstanding under the Note at September 30, 2015.
In August, 2015, we began implementing a transformation plan pursuant to which, among other things, we exited our mobile marketing and advertising business and entered into the business of acquiring, financing and leasing commercial real properties. We expect that the acquisition of commercial real properties, the cost of operations and working capital requirements will be our principal need for liquidity in the future. Our cash flows may be affected by many factors including the economic environment, competitive conditions in the commercial real estate industry and the success of our transformation plan. We believe we will have adequate resources to fund our operations, capital expenditures and working capital needs for the next 12 months using borrowing under the Note and our cash and cash equivalents on hand. We currently intend to leverage real properties that we may acquire, but cannot assure that we will be able to do so on commercially reasonable terms, if at all. Our liquidity may be adversely affected if, and to the extent that, our remaining Series J preferred stock becomes redeemable.

Our ability to achieve our business and cash flow plans is based on a number of assumptions which involve significant judgments and estimates of future performance, borrowing capacity and credit and equity finance availability, which cannot at all times be assured. Accordingly, we cannot assure that cash flows from operations and other internal and external sources of liquidity will at all times be sufficient for our cash requirements. If necessary, we may need to consider actions and steps to improve our cash position and mitigate any potential liquidity shortfall, such as modifying our business plan, pursuing additional financing to the extent available, pursuing and evaluating other alternatives and opportunities to obtain additional sources of liquidity and other potential actions to reduce costs. We cannot assure that any of these actions would be successful, sufficient or available on favorable terms. Any inability to generate or obtain sufficient levels of liquidity to meet our cash requirements at the level and times needed could have a material adverse impact on our business and financial position.

Our ability to obtain any additional financing depends upon many factors, including our then existing level of indebtedness (if any) and restrictions in any debt facilities we may establish in the future, historical business performance, financial projections, prospects and creditworthiness and external economic conditions and general liquidity in the credit and capital markets. Any financing (or subsequent refinancing) could also be extended only at costs and require us to satisfy restrictive covenants, which could further limit or restrict our business and results of operations, or be dilutive to our stockholders.

Cash flows
As of September 30, 2015 and December 31, 2014, we had cash and cash equivalents of $2.4 million and $6.3 million, respectively. The decrease reflects cash from financing activities of $4.3 million, primarily net proceeds from our rights offering, offset by cash used in operating and investing activities of $4.9 million and $3.3 million , respectively.

Net cash used in operating activities
For the nine months ended September 30, 2015, net cash of $4.9 million was used in operating activities. Operating activities from continuing operations used $3.2 million of cash consisting largely of our net loss from continuing operations of $4.0 million. The change in our operating assets and liabilities was mainly driven by a $0.3 million decrease in prepaid and other current assets and a $0.3 million increase in accounts payable and accrued expenses. The decrease in prepaid and other current assets results primarily from charging insurance and other prepaid assets to expense. The increase in accounts payable and other accrued expenses resulted primarily from the increase in costs accrued related to our August transformation plan.

Net cash from investing activities
For the nine months ended September 30, 2015, net cash used in investing activities - continuing operations consisted primarily of cash used for real estate investment of $3.6 million. Net cash provided by investing activities - discontinued operations consisted of proceeds from disposition of fixed assets.

Net cash from financing activities
Net cash from financing activities for the nine months ended September 30, 2015 of $4.3 million consisted primarily of $5.3 million net proceeds from our rights offering which was completed on March 30, 2015, partially offset by the $1.0 million redemption of Series J preferred stock. See Note 9 - Rights Offering to our condensed consolidated financial statements for more information.
The March 30, 2015 acquisition of common stock by entities affiliated with Mr. Carl C. Icahn resulted in a change of control of the Company and as a result each holder of shares of Series J preferred stock had the right to require the Company to redeem all or a portion of such holder’s shares of Series J preferred stock. On April 13, 2015 we redeemed 29,316 shares of Series J preferred stock for $1.0 million in cash from holders not affiliated with Mr. Carl C. Icahn. See Note 8 - Redeemable Preferred Stock to our condensed consolidated financial statements for more information.

Off-Balance Sheet Arrangements
As of December 31, 2014 and September 30, 2015, we do not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates
Our condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions and in certain cases the difference may be material. Our critical accounting policies and estimates include those involved in recognition of revenue, the allowance for doubtful accounts receivable, software development costs, valuation of goodwill, valuation of long-lived and intangible assets, provision for income taxes, stock-based compensation, accounting for our redeemable preferred stock, litigation and other loss contingencies.

As a result of our entry into the business of acquiring, financing and leasing commercial real properties, we have adopted the significant accounting policies described in Note 2 - Summary of Significant Accounting Policies. Estimates related to the allocated cost of investments in real estate among land, other tangible and intangible assets affect future depreciation and amortization expense as well as the amount of reported assets.

A detailed discussion of our critical accounting policies and estimates is available in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Note 2 - Summary of Significant Accounting Policies. Except for accounting policies disclosed above, there have been no material changes with respect to those policies or estimates during the period covered by this Quarterly Report on Form 10-Q.

Recent Accounting Pronouncements
See discussion of recent accounting pronouncements in Note 2 - Summary of Significant Accounting Policies to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q.

Item 3.    Quantitative and Qualitative Disclosures about Market Risk.

We are not required to provide qualitative and quantitative disclosures about market risk because we are a smaller reporting company.

Item 4.    Controls and Procedures.

Evaluation of Disclosure Controls and Procedures
Our management evaluated, with the participation of our Chief Financial Officer, who is currently also our acting principal executive officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on this evaluation, our Chief Financial Officer has concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the period covered by this Quarterly Report on Form 10-Q that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II

Item 1.    Legal Proceedings.

There have been no material changes to the legal proceedings previously disclosed in Part 1, Item 3 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Item 1A.    Risk Factors.

The following risk factors should be considered carefully in addition to the other information contained in this report and in our other filings with the Securities and Exchange Commission, including the risks and risk factors identified in our Annual Report on Form 10-K for the year ended December 31, 2014, as amended by our Annual Report on Form 10-K/A for the year ended December 31, 2014 (collectively, the "Annual Report"). This report contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements,” above. Our actual results could differ materially from those contained in the forward-looking statements. Factors that may cause such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this report and in our Annual Report. Additional risks and uncertainties that management is not aware of or that are currently deemed immaterial may also adversely affect our business operations. If any of the following risks materialize, our business, financial condition and results of operations could be materially adversely affected. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
The market price of our common stock is highly volatile and may not relate to our operating performance, financial results or prospects. In addition, features of our Series J preferred stock may make it difficult for holders of our common stock to realize value on their investment.
The market price for our common stock is highly volatile. For example, since the beginning of 2015, the closing sales price of our common stock (which trades on the NASDAQ Capital Market under the symbol “VLTC”) has fluctuated from a low of $0.66 per share to a high of $16.18 per share. As of November 11, 2015 the closing sales price of our common stock was $5.98 per share.
Broad market and industry factors may adversely affect the market price of our common stock regardless of our actual operating performance, financial results or prospects. The stock market in general has in the past and may in the future experience extreme price and volume fluctuations that have often been unrelated or disproportionate to individual companies’ operating performance. The price of our common stock could fluctuate widely based on a variety of additional factors, including actual or anticipated changes in our financial condition and operating results; media speculation regarding the intentions of our controlling stockholder; announcements by us of capital commitments or significant changes in our business strategy; transactions in our securities by us or our security holders, including acquisitions or dispositions by our controlling stockholder, directors or officers; and other factors affecting us and our industry, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations.
The current market price of our common stock may not be indicative of future market prices or intrinsic value, and we may not be able to sustain or increase the value of an investment in our common stock or warrants to acquire our common stock. Investors in our securities may experience a decrease, which could be substantial, in the value of their securities, including decreases unrelated to our operating performance, financial results or prospects. Investors in our securities could lose part or all of their investment.
Other factors may adversely affect the market price, and intrinsic value, of our common stock and warrants to acquire our common stock, including features of our Series J preferred stock. Our common stock is ranked junior to our Series J preferred stock with respect to cash dividends and amounts payable in the event of our dissolution, liquidation or winding up. This means that, unless full cumulative dividends have been paid or set aside for payment on all outstanding Series J preferred stock for all accrued dividends, no cash dividends may be declared or paid on our common stock. As of September 30, 2015, holders of our Series J preferred stock were owed $13.7 million in accrued dividends. Also, in the event of our voluntary or involuntary liquidation, dissolution or winding up, no distribution of our assets may be made to holders of our common stock until we have paid to our Series J preferred stockholders the liquidation preference relating to such preferred stock, plus in each case any accrued and unpaid dividends. As of September 30, 2015, the total liquidation preference on the outstanding shares of our Series J preferred stock, including accrued and unpaid dividends as of such date, was $42.9 million. In the event of our voluntary or involuntary liquidation, dissolution or winding up, our asset value would inure to the benefit of holders of our Series J preferred stock, up to the value of the Series J preferred stock liquidation preference plus any accrued and unpaid dividends thereon, before holders of our common stock would realize any return from our asset value.

The value of common stock, and warrants to acquire our common stock, may also be adversely affected if, and to the extent that, our Series J preferred stock becomes redeemable. The holders of our Series J preferred stock may require us to redeem their shares of Series J preferred stock at a redemption price equal to 100% of the liquidation preference per share in effect at such time plus accrued and unpaid dividends through the next dividend payment date after the redemption date, in connection with a redemption event. A redemption event occurs if (i) we undergo a change in control, which includes a person becoming a beneficial owner of securities representing at least 50% of the voting power of our company, a sale of all or substantially all of our assets, and certain business combinations and mergers which cause a change in 20% or more of the voting power of our company, or (ii) we experience an ownership change (within the meaning of Section 382 of the Internal Revenue Code), which results in a substantial limitation on our ability to use our net operating losses and related tax benefits.
Following the completion, and as a result of, our rights offering on March 30, 2015, entities affiliated with Mr. Carl C. Icahn became the owner of approximately 52.3% of the voting power of our common stock, which constituted a change of control that, in turn, constituted a redemption event. As a result, each holder of shares of our Series J preferred stock had the right to require us to redeem its shares of Series J preferred stock. At the time, entities affiliated with Mr. Carl C. Icahn owned approximately 95.5% of the Series J preferred stock, and these entities waived their option to redeem their Series J preferred stock in connection with the change in control resulting from the completion of the rights offering on March 30, 2015. On April 13, 2015 we redeemed 29,316 shares of Series J preferred stock for approximately $1.0 million in cash from holders not affiliated with Mr. Carl C. Icahn. Following this redemption, entities affiliated with Mr. Carl C. Icahn own approximately 97.9% of our Series J preferred stock. The remaining shares of Series J preferred stock continue to accrue quarterly dividends. As of September 30, 2015, our Series J preferred stock has an aggregate redemption value of approximately $42.9 million, including paid in-kind dividends of $12.3 million and accrued dividends of $1.4 million. Dividends declared or accrued on the Series J preferred stock reduce the amount of net earnings, if any, that may be available to common stockholders.
In addition, our ability to pay dividends on our common stock is currently limited by the terms of our Series J preferred stock and may be further restricted by the terms of any future debt or preferred securities. Accordingly, your only opportunity to achieve a return on your investment in our common stock may be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock may never exceed, and may fall below, the price that you paid for such common stock.

We are implementing a transformation plan, which may not be successful.
We are implementing a transformation plan pursuant to which, among other things, we have exited our mobile marketing and advertising business and have entered into the business of acquiring, leasing and financing commercial real properties. In connection with this transformation plan, on September 17, 2015 we acquired our first commercial real property, located in Long Branch, New Jersey. Our ability to generate revenues and become profitable will be dependent in large part on our ability to acquire, lease and finance additional commercial real properties. There can be no assurance that we will be able to do so or that we will ever achieve profitability. Our failure to successfully execute our transformation plan would adversely affect our financial condition, results of operations and stockholders’ equity. In addition, we could incur costs or become subject to liabilities to a greater degree than anticipated in connection with our exit from the mobile marketing and advertising business and our entry into the business of acquiring, leasing and financing commercial real properties. For example, we may incur unanticipated costs and/or become subject to litigation from customers, vendors or other third parties in connection with our exit from the mobile marketing and advertising business, which could materially adversely affect our financial condition, results of operations and stockholders’ equity.
We have limited operating experience in the commercial real estate business, which makes it difficult to predict the long-term success of our new business model. In addition, because of our new business plan, our historical performance is not a meaningful indicator of future results.
We have limited experience acquiring commercial real properties.
Our experience in acquiring, leasing and financing commercial real properties is limited. As a result, we may encounter unforeseen difficulties in our efforts to identify essential assets, assess and underwrite the risk levels associated with such assets, negotiate favorable terms with property owners, negotiate favorable terms with lessees, and comply with applicable laws and regulations.
If we are unable to correctly predict rental rates, cancellation rates, demand, consolidation trends and growth trends, a material adverse impact on our results of operations could result. If we are unable to effectively expand, our growth rate may be adversely impacted.
We intend to pursue acquisitions of additional properties and may be unsuccessful in this pursuit, and any acquisitions that we do consummate may fail to meet our expectations.

We intend to pursue acquisitions of additional properties to grow our business in connection with our transformation plan. Accordingly, from time to time, we may engage in discussions that may result in one or more transactions. Although there is uncertainty that any of these discussions will result in definitive agreements or the completion of any transaction, we may devote a significant amount of management and other resources to such a transaction, which could negatively impact our operations. We may incur significant costs in connection with seeking acquisitions regardless of whether any transaction is completed.
As of the date of this report, we have completed one real estate acquisition in connection with the execution of our transformation plan. Until and unless we acquire additional properties, the rental payments by the lessee of the Long Branch property will represent the sole source of our revenues. The termination of the Long Branch lease or our failure to maintain the lease on favorable terms could have a material adverse effect on our business and financial condition.
The industry is highly competitive, and we will face competition from many other entities engaged in real estate investment activities, including individuals, corporations, REITs, investment companies, private equity and hedge fund investors, and other investors, some of whom are significantly larger and have greater resources and lower costs of capital. This competition will make it more challenging to identify and successfully capitalize on acquisition opportunities that meet our investment objectives. If we cannot identify and purchase a sufficient quantity of properties at favorable prices or if we are unable to finance acquisition opportunities on commercially favorable terms, our business, financial condition or results of operations could be materially adversely affected.
Investments in, and acquisitions of, properties we might seek to acquire entail risks associated with real estate investments generally, including but not limited to the following risks and as noted elsewhere in this report:

•	we may be unable to acquire a desired property because of competition;

•	even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price;

•
even if we enter into agreements for the acquisition of properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction;

•	we may incur significant costs and divert management attention in connection with evaluation and negotiation of potential acquisitions, including ones that we are subsequently unable to complete;

•	we may acquire properties that are not initially accretive to our results upon acquisition, and we may not successfully lease those properties to meet our expectations;

•
we may be unable to finance the acquisition on favorable terms in the time period we desire, or at all; even if we are able to finance the acquisition, our cash flow may be insufficient to meet our required principal and interest payments;

•	we may spend more than budgeted to make necessary improvements or renovations to acquired properties;

•	we may be unable to quickly and efficiently integrate new acquisitions, particularly the acquisition of portfolios of properties, into our existing operations;

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

•	we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities.
In the event that we consummate an acquisition in the future, there is no assurance that we would fully realize the potential benefits of such a transaction. Further, acquisitions of properties we might seek to acquire entail risks associated with real estate investments generally, including that the investment's performance will fail to meet expectations.
Our ongoing leadership transition could have a material adverse impact on our business, operating results or financial condition.
On March 26, 2013, Nathan Fong notified us that he would resign from his positions as our Chief Financial Officer and Chief Operating Officer, effective April 12, 2013. On August 14, 2013, John Breeman commenced serving as our Chief Financial Officer. On December 20, 2013, Richard Stalzer resigned as our Chief Executive Officer. Following the receipt of Mr. Stalzer's resignation, Richard Sadowsky, who had, since November 15, 2012 been serving as our Chief Administrative Officer as well as our General Counsel, was appointed as our Acting Chief Executive Officer. In connection with his appointment, Mr. Sadowsky relinquished his titles as our Chief Administrative Officer and General Counsel. On May 11, 2015, Richard Sadowsky resigned from his position as our Acting Chief Executive Officer and from all other positions he held, effective immediately. In addition, effective May 11, 2015, Aaron Epstein was appointed as our President. John Breeman, in addition to his role as our Chief Financial Officer, now serves as our acting principal executive officer and principal financial officer. On September 24, 2015, each of Messrs. Andrew Roberto, James Nelson and Hunter Gary notified us of his resignation from our Board of Directors and each committee of the Board on which he served, effective September 25, 2015. On September 24, 2015, Peter Shea was appointed to the Board, effective September 25, 2015. Mr. Shea was also appointed to serve as Chairperson of the Board, Chairperson of the Compensation and Governance and Nominating Committees and as a member of our Audit Committee. On September 28, 2015, the Board appointed Kenneth Goldmann as Chief

Administrative and Accounting Officer of the Company, effective as of October 5, 2015. Our ongoing leadership transition could have a material adverse impact on our business, operating results or financial condition.
The uncertainty inherent in our ongoing leadership transition can be difficult to manage, may cause concerns from third parties with whom we do business, and may increase the likelihood of turnover of other key officers and employees. In addition, our current management team lacks significant experience in the commercial real estate business, and we may need to hire personnel with relevant experience to help us execute our transformation plan. We cannot assure that we will be able to do so, and our failure to do so could materially harm our results of operations.
We will be dependent on our tenants to make payments to us under our leases, and an event that materially and adversely affects our tenants’ business, financial position or results of operations could materially and adversely affect our business, financial position or results of operations.
Pursuant to our transformation plan, to the extent we generate revenues, we will generate substantially all of our revenues from payments made by our tenants. Additionally, to the extent we are able to enter into triple net leases, we will depend on our tenants to pay all insurance, taxes, utilities, and maintenance and repair expenses related to the applicable property, subject to limited carveouts, and to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with its business. There can be no assurance that our tenants will have sufficient assets, income and access to financing to enable them to satisfy their payment obligations under the applicable leases. The failure of a tenant to satisfy its other obligations under the lease, such as the payment of insurance, taxes and utilities, could materially and adversely affect the condition of our properties. For these reasons, if a tenant were to experience a material and adverse effect on its business, financial position or results of operations, our business, financial position or results of operations could also be materially and adversely affected.
Due to our dependence on rental payments from our tenants as our primary source of revenues, we may be limited in our ability to enforce our rights under, or to terminate, the applicable leases. Failure by a tenant to comply with the terms of a lease could require us to find another lessee for the property. There is no assurance that we would be able to lease a property to another lessee on substantially equivalent or better terms, or at all, successfully reposition the property for other uses or sell the property on terms that are favorable to us.
The historical information included in this Quarterly Report on Form 10-Q may not be a reliable indicator of future results.
Our historical financial data included in this Quarterly Report on Form 10-Q may not reflect what our business, financial position or results of operations will be in the future, even after taking into account that our historical mobile marketing and advertising business is reported herein as discontinued operations. The historical financial statements included in this Quarterly Report on Form 10-Q are not necessarily indicative of how we will conduct our business as we continue our efforts to implement our transformation plan. Significant changes have and will continue to occur in our cost structure, financing and business operations as a result of our transformation plan.
Our operating results may be affected by economic and regulatory changes that have an adverse impact on the commercial real estate market in general, and we can provide no assurance that we will be profitable or that we will realize growth in the value of our commercial real estate properties.
Our operating results are subject to risks generally incident to the ownership of real estate, including:

•	changes in general economic or local conditions;

•	changes in supply of or demand for competing properties in an area;

•	changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;

•	changes in tax, real estate, environmental and zoning laws; and

•	periods of high interest rates and tight money supply.
These and other risks may prevent us from realizing growth or maintaining the value of our real estate properties or from becoming profitable.
Our operations may face adverse effects from tenant bankruptcies or insolvencies.
The bankruptcy or insolvency of any of our tenants may adversely affect the income produced by our properties. If a tenant defaults, we may experience delays and incur substantial costs in enforcing our rights as landlord. If a tenant files for bankruptcy, we cannot evict the tenant solely because of such bankruptcy. A court, however, may authorize a tenant to reject or terminate its lease with us. We may also incur additional vacancy and other re-tenanting expense.
Mr. Carl C. Icahn indirectly owns a majority of our common stock and Series J preferred stock, our certificate of incorporation waives the corporate opportunity doctrine as it relates to funds affiliated with him and he may have interests that diverge from those of other stockholders, and one of his affiliates is our principal lender.
Following the completion, and as a result of, the rights offering on March 30, 2015, entities affiliated with Mr. Carl C. Icahn, our largest stockholder, became the beneficial owner of, and had voting control over, approximately 52.3% of our common stock. This amount increased to 52.7% following the forfeiture by our Board of Directors on August 20, 2015, of 73,525 shares of restricted common stock, in the aggregate. Entities affiliated with Mr. Icahn also own warrants to purchase an additional 9.7% of our common stock, which warrants are currently unexercisable by Mr. Icahn and such entities. Further, he holds 97.9% of our Series J preferred stock, which has limited voting rights. Mr. Icahn is able to control and exert substantial influence over us, including the election of our directors and controlling most matters requiring board or stockholder approval, including business strategies, mergers, business combinations, acquisitions or dispositions of significant assets, issuances of common stock, incurrence of debt or other financing and the payment of dividends. The existence of a controlling stockholder may have the effect of making it difficult for, or may discourage or delay, a third party from seeking to acquire a majority of our outstanding common stock, which could adversely affect the market price of our stock. Mr. Carl Icahn owns, controls and has an interest in many companies, some of which may compete directly or indirectly with us. As a result, his interests may not always be consistent with our interests or the interests of our other stockholders.
In our certificate of incorporation, we renounce and provide for a waiver of the corporate opportunity doctrine as it relates to the funds affiliated with Koala Holding LP, an affiliate of Mr. Carl C. Icahn, Technology Crossover Ventures, and any person or entity affiliated with these investors. As a result, Mr. Carl C. Icahn and entities controlled by him will have no fiduciary duty to present corporate opportunities to us. These exempted persons are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. They may also pursue, for their own accounts, acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are directed by the exempted persons to themselves or their other affiliates instead of to us. As a result, corporate opportunities that may benefit us may not be available to us. To the extent that conflicts of interest may arise between us, Mr. Carl Icahn and his affiliates, those conflicts may be resolved in a manner adverse to us or our other shareholders.
On August 7, 2015, we (as borrower) and Koala Holding LP (as lender), an affiliate of Mr. Carl C. Icahn, (“Koala”), entered into a revolving note (the “Note”). Pursuant to the Note, Koala made available to us a revolving loan facility of up to $10,000,000 in aggregate principal amount. Borrowings under the Note will bear interest at a rate equal to the greater of the LIBOR rate plus 350 basis points, per annum, and 3.75%, per annum. The Note also includes a fee of 0.25%, per annum, on undrawn amounts and matures on the earliest of (i) December 31, 2017, (ii) the date on which any financing transaction, whether debt or equity, is consummated by us (or our successors and assigns) with net proceeds in an amount equal to or greater than $10 million, and (iii) at our option, a date selected by us that is earlier than December 31, 2017. Subject to the terms and conditions of the Note, we may repay all or any portion of the amounts outstanding under the Note at any time without premium or penalty, and any amounts so repaid will, until the maturity date, be available for re-borrowing. As collateral for the Note, we have pledged and granted to Koala a lien on our limited liability company interest in Voltari Real Estate Holding LLC.
We may have future capital needs and may not be able to obtain additional financing on acceptable terms.
We may incur indebtedness in the future to refinance our existing indebtedness or to finance newly acquired properties or for other purposes. Demands on our cash resources from debt service will reduce funds available to us to make capital expenditures and acquisitions or carry out other aspects of our business strategy. Our indebtedness may also limit our ability to adjust rapidly to changing market conditions, make us more vulnerable to general adverse economic and industry conditions and create competitive disadvantages for us compared to other companies with relatively lower debt levels. Increased future debt service obligations may limit our operational flexibility, including our ability to acquire properties, finance or refinance our properties or sell properties as needed.
Moreover, our ability to obtain additional financing and satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance, which is subject to then- prevailing general economic, real estate and credit market conditions, including interest rate levels and the availability of credit generally, and financial, business and other factors, many of which are beyond our control. A prolonged worsening of credit market conditions would have a material adverse effect on our ability to obtain financing on favorable terms, if at all.

We may be unable to obtain additional financing or financing on favorable terms or our operating cash flow may be insufficient to satisfy our financial obligations under any indebtedness outstanding from time to time. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to enhance our properties or develop new properties, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations.
We may be unable to secure funds for future tenant improvements or capital needs, which could adversely impact the returns we generate on our properties.
When tenants do not renew their leases or otherwise vacate their space, in order to attract replacement tenants, we may be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space. In addition, we will likely be responsible for any major structural repairs, such as repairs to the foundation, exterior walls and rooftops, even if our leases with tenants may require tenants to pay routine property maintenance costs. We may use cash flow from operations, borrowings, property sales or future debt or equity offerings in order to improve or maintain our properties or for any other reason. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both, all of which could have a material adverse effect on the value of our investments.
Rising expenses could reduce cash flow and funds available for future acquisitions.
Any properties that we may buy will be subject to operating risks common to real estate in general, any or all of which may negatively affect us. If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds with respect to that property for operating expenses. Any of our properties could be subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses. Leases may not be negotiated on a triple-net basis or on a basis requiring the tenants to pay all or some of such expenses, in which event we may have to pay those costs. If we are unable to lease properties on a triple-net-lease basis or on a basis requiring the tenants to pay all or some of such expenses, or if tenants fail to pay required tax, utility and other impositions, we could be required to pay those costs which could adversely affect our cash flows and funds available for future acquisitions.
Costs of complying with governmental laws and regulations, including those relating to environmental matters, may adversely affect our operations and cash position.
All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater and storm water discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated in soils or groundwater. Environmental laws and regulations may impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. This liability could be substantial. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such property as collateral for future borrowings.
Some of these laws and regulations are amended from time to time and may require compliance with new or more stringent standards in the future. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. Future laws, ordinances or regulations may impose material environmental liability. Additionally, our tenants’ operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, contamination from others in the soils or groundwater on adjoining properties, or activities of unrelated third parties may affect our properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply, and that may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines, or damages we must pay could materially adversely affect our results from operations and may reduce the value of an investment in our shares. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims may materially adversely affect our business, assets or results of operations.
Environmental compliance costs and liabilities associated with real estate properties owned by us may materially and adversely affect us.
Our properties may be subject to known and unknown environmental liabilities under various federal, state and local laws and regulations relating to human health and the environment. Certain of these laws and regulations may impose joint and several liability on certain statutory classes of persons, including owners or operators, and past owners and operators for the costs of investigation or remediation of contaminated properties. These laws and regulations apply to past and present business operations on the properties, and the use, storage, handling and recycling or disposal of hazardous substances or wastes. We may face liability regardless of our knowledge of the contamination, the timing of the contamination, the cause of the contamination or the party responsible for the contamination of the property.
We may be held primarily or jointly and severally liable for costs relating to the investigation and clean-up of any of our properties on which there is contamination, or from which there has been a release or threatened release of a regulated material as well as other affected properties, regardless of whether we knew of or caused the release.
As the owner or operator of real property, we may also incur liability based on various building conditions. The presence of significant asbestos, mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation to contain or remove the asbestos, mold or other airborne contaminants or increase ventilation and/or expose us to liability from our tenants, employees of our tenants, or others if property damage or personal injury occurs.
In addition to these costs, which could exceed the property’s value, we could be liable for certain other costs, including governmental fines, and injuries to persons, property or natural resources. Further, some environmental laws create a lien on the contaminated site in favor of the government for damages and the costs the government incurs in connection with such contamination. Any such costs or liens could have a material adverse effect on our business or financial condition.
Although we intend to require our tenants to undertake to indemnify us for certain environmental liabilities, including environmental liabilities they cause, the amount of such liabilities could exceed the financial ability of the tenant to indemnify us. The presence of contamination or the failure to remediate contamination may adversely affect our ability to sell or lease the real estate or to borrow using the real estate as collateral.
We may obtain only limited warranties when we purchase a property and would have only limited recourse if our due diligence did not identify any issues that lower the value of our property, which could adversely affect our financial condition.
The seller of a property often sells such property in its “as is” condition on a “where is” basis and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all our invested capital in the property as well as the loss of rental income from that property.
Our costs associated with complying with the Americans with Disabilities Act may affect our operating results.
Our properties are and will be subject to the Americans with Disabilities Act of 1990 (the “Disabilities Act”). Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services, including restaurants and retail stores, be made accessible and available to people with disabilities. The Disabilities Act’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages. There is no assurance that we will be able to acquire properties or allocate the burden on the seller or other third party, such as a tenant, to ensure compliance with the Disabilities Act. If we cannot, our funds used for Disabilities Act compliance may affect our results from operations. The fluctuation in market conditions makes judging the future performance of these assets difficult. There is a risk that we may not purchase real estate assets at absolute discounted rates and that these assets may continue to decline in value.
Properties that we may own and may acquire face competition that may decrease the amount of rent that we may charge our tenants.
Properties that we may own and may acquire face competition for tenants. The number of competitive properties could have a material effect on our ability to rent space at our properties and the amount of rents charged. We could be adversely affected if additional competitive properties are built in locations competitive with our properties, causing increased competition for customer traffic and creditworthy tenants. This could result in decreased cash flow from tenants and may require us to make capital improvements to properties that we would not have otherwise made, thus affecting our income, financial condition and results of operations.
We may be unable to renew leases or re-lease space as leases expire.

If tenants do not renew their leases upon expiration, we may be unable to re-lease the vacated space. Even if the tenants do re-lease the lease or we are able to re-lease to a new tenant, the terms and conditions of the new lease may not be as favorable as the terms and conditions of the expired lease. One or more of our properties may incur a vacancy either by the continued default of a tenant under its lease or the expiration of one of our leases. In addition, the resale value of a property could be diminished because the market value of a particular property will depend principally upon the value of the cash flow generated from the property which in the case of vacancies, will be reduced.
Changes in building and/or zoning laws may require us to renovate or reconstruct a property in connection with the continued use of the property or the commencement of a new use of the property or prevent us from fully restoring a property in the event of a substantial casualty loss and/or require us to meet additional or more stringent construction requirements.
Due to changes, among other things, in applicable building and zoning laws, ordinances and codes that may affect certain of our properties that have come into effect after the initial construction of the properties, certain properties may not comply fully with current building and/or zoning laws, including electrical, fire, health and safety codes and regulations, use, lot coverage, parking and setback requirements, but may qualify as permitted non-conforming uses. Such changes may require updating various existing physical conditions of buildings in connection with our recapture, renovation, and/or redevelopment of properties. In addition, such changes may limit our or our tenant’s ability to restore the premises of a property to its previous condition in the event of a substantial casualty loss with respect to the property or the ability to refurbish, expand or renovate such property to remain compliant, or increase the cost of construction in order to comply with changes in building or zoning codes and regulations. If we are unable to restore a property to its prior use after a substantial casualty loss or are required to comply with more stringent building or zoning codes and regulations, we may be unable to re-lease the space at a comparable effective rent or sell the property at an acceptable price, which may materially and adversely affect us.
We may be subject to unanticipated liabilities as a result of our real properties.
We may be involved in disputes and other matters with property owners, tenants, their respective employees and agents, and other unrelated parties, such as tort claims related to hazardous conditions, foreclosure actions and access disputes. We cannot assure you that we will not become subject to material litigation or other liabilities. If these liabilities are not adequately covered by insurance, they could have a material adverse impact on our results from operations.
We intend to enter into leases that will generally make our tenants contractually responsible for payment of taxes, maintenance, insurance and other similar expenditures associated with our tenants' use of a property. If our tenants fail to pay these expenses as required, or if we are otherwise required to pay such expenses, it could result in a material adverse impact on our results of operations.
Under triple net lease arrangements, tenant lease agreements typically make tenants contractually responsible for payment of taxes, maintenance, insurance and other similar expenditures associated with tenants' infrastructure assets. If our tenants fail to pay these expenses as required, it could result in a diminution in the value of the infrastructure asset associated with our real property interest and have a material adverse impact on our results of operations. Further, if a tenant fails to pay real property taxes, any lien resulting from such unpaid taxes would be senior to our real property interest in the applicable site. Failure to pay such real property taxes could result in our real property interest being impaired or extinguished, or we may be forced to incur costs and pay the real property tax liability to avoid impairment of our assets. We may enter into leases or acquire properties already subject to lease that are not triple net lease arrangements, including double net lease arrangements, in which case we may be primarily responsible for certain expenses, such as insurance, taxes, maintenance or other expenditures. Such obligations could have a material adverse impact on our results from operations, as could any material increase in such amounts over what we anticipate paying.
We or our tenants may experience uninsured or underinsured losses, which could result in a significant loss of the capital we have invested in a property, decrease anticipated future revenues or cause us to incur unanticipated expenses.
Leases that we enter into are expected to require that the tenant maintain comprehensive insurance and hazard insurance or self-insure its insurance obligations. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, that may be uninsurable or not economically insurable. Insurance coverage may not be sufficient to pay the full current market value or current replacement cost of a loss. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore the economic position with respect to such property.

If the Long Branch property or any other property we acquire experiences a loss that is uninsured or that exceeds policy coverage limits, we could lose the capital invested in the damaged property as well as the anticipated future cash flows from the property. In addition, even if damage to our properties is covered by insurance, a disruption of business caused by a casualty event may result in loss of revenue for our tenants or us. Any business interruption insurance may not fully compensate them or us for such loss of revenue. If one of our tenants experiences such a loss, it may be unable to satisfy its payment obligations to us under its lease with us.
Our ability to fully control the maintenance of our net-leased properties may be limited.
The tenants or managers of net-leased properties are generally responsible for maintenance and other day-to-day management of the properties. If a property is not adequately maintained in accordance with the terms of the applicable lease, we may incur expenses for deferred maintenance expenditures or other liabilities once the property becomes free of the lease. While we expect our leases will generally provide for recourse against the tenant in these instances, a bankrupt or financially-troubled tenant may be more likely to defer maintenance and it may be more difficult to enforce remedies against such a tenant. In addition, to the extent tenants are unable to conduct their operation of the property on a financially-successful basis, their ability to pay rent may be adversely affected. Although we endeavor to monitor, on an ongoing basis, compliance by tenants with their lease obligations and other factors that could affect the financial performance of our properties, such monitoring may not in all circumstances ascertain or forestall deterioration either in the condition of a property or the financial circumstances of a tenant.
Real estate investments are relatively illiquid, and therefore we may not be able to dispose of properties when appropriate or on favorable terms.
Investments in real properties are relatively illiquid. We may not be able to quickly alter our portfolio or generate capital by selling properties. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. If we need or desire to sell a property or properties, we cannot predict whether we will be able to do so at a price or on the terms and conditions acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Further, we may be required to invest monies to correct defects or to make improvements before a property can be sold. We can make no assurance that we will have funds available to correct these defects or to make these improvements. Moreover, in acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict our ability to sell a property.
Any material weaknesses in our internal controls over financial reporting or failure to maintain proper and effective internal controls could impair our ability to produce accurate and timely financial statements and investors' views of us could be harmed. The execution of our transformation plan may make it more challenging for us to maintain effective controls.
Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can manage our business and produce accurate financial statements on a timely basis is a costly and time-consuming effort. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. We are required to comply with Section 404(a) of the Sarbanes-Oxley Act of 2002, which requires annual management assessment of the effectiveness of our internal control over financial reporting. Our compliance with Section 404 has required and will continue to require that we incur additional expense and expend management time on compliance-related issues. We expect to reduce staffing in connection with the execution of our transformation plan. As a result, our maintenance of sufficient controls will be dependent on a smaller group of individuals than in the past. If we fail to maintain proper controls, our business could be adversely affected, our ability to predict our cash needs~~,~~ and the market's confidence in our financial statements could decline, and the market price of our common stock could be adversely affected.

Item 5.    Other Information.

None.

Item 6.    Exhibits.

Exhibit Number	Exhibit Description

3.1	Certificate of Amendment of Certificate of Incorporation of Voltari Corporation. (incorporated by reference to our Current Report on Form 8-K filed with the SEC on September 16, 2015).

10.1	Offer Letter by and between Voltari Corporation and Kenneth Goldmann, dated September 28, 2015. (incorporated by reference to our Current Report on Form 8-K filed with the SEC on September 30, 2015).

10.2
Non-Disclosure and Intellectual Property Protection Agreement by and between Voltari Corporation and Kenneth Goldmann, dated September 28, 2015. (incorporated by reference to our Current Report on Form 8-K filed with the SEC on September 30, 2015).

31
Certification pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – Chief Financial Officer, Acting Principal Executive Officer and Principal Financial Officer.*

32
Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Chief Financial Officer, Acting Principal Executive Officer and Principal Financial Officer.**

101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.*

*	Filed herewith.

**	Furnished herewith.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VOLTARI CORPORATION

Date:	November 13, 2015	By:	/s/ John Breeman
John Breeman
Chief Financial Officer (Acting Principal Executive Officer and Principal Financial Officer)

Date:	November 13, 2015	By:	/s/ Kenneth Goldmann
Kenneth Goldmann
Chief Administrative and Accounting Officer